[LOGO - intertape polymer group]

                                    Form 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            Report of Foreign Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                       the Securities Exchange Act of 1934

                          "INTERTAPE POLYMER GROUP INC.
                        PROVIDES SECOND QUARTER OUTLOOK"

                          Intertape Polymer Group Inc.

          110E Montee de Liesse, St. Laurent, Quebec, Canada, H4T 1N4

       (Indicate by check mark whether the registrant files or will file quarterly reports under cover Form 20-F or Form 40-F

              Form 20-F   (X)                     Form 40-F    ( )

  (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes   ( )                     No    (X)

 (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                                   SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Intertape Polymer Group Inc.

July 5, 2001                     By: /s/ Angela Massaro-Fain
                                 -----------------------------------
                                 Angela Massaro-Fain
                                 Advertising and Investor Relations Manager
                                 Intertape Polymer Group Inc.

[LOGO - intertape polymer group]

July 5, 2001                                                    NYSE SYMBOL: ITP
                                                                 TSE SYMBOL: ITP



                          INTERTAPE POLYMER GROUP INC.

                        PROVIDES SECOND QUARTER OUTLOOK
                            (stated in U.S. dollars)


Montreal, Quebec, Canada, July 5, 2001 - Intertape Polymer Group Inc. (NYSE and
TSE: ITP) today announced that it expects second quarter results to be lower than expected, due to a drop in revenue of approximately 7% as compared to the first quarter of 2001. This will adversely affect the Company's earnings for the quarter.

Melbourne F. Yull, Intertape Polymer Group's Chairman and Chief Executive Officer stated "The decline is attributable to both the continued slowdown of the North American economy and the effect of a strong U.S. dollar on the already sluggish European and Asian markets. We do not expect much if any improvement in the industrial economy for the balance of the year"

"We experienced a weak April. While May and June were relatively strong in our core businesses, the postponement and cancellation of export orders in late June and a delay in the implementation of a number of new domestic contracts contributed to not achieving our revenue goals."

"IPG continues its program of reducing costs by taking a number of significant actions necessary to offset the effects of the slow economy and to continue to ensure that it remains a low cost producer. The Company is cutting support functions, and implementing both organization changes and plant rationalizations. These additional programs should further reduce our costs by $7 to $10 million dollars annually. This, combined with ongoing rigid financial discipline, is expected to have a favorable impact on IPG's financial results."

Mr. Yull also stated "Although we have yet to see the light at the end of the economic tunnel, IPG has numerous new products and sales initiatives currently being introduced in the marketplace. These should provide new sources of revenue and help compensate for the possibility of the economy not improving in the near term.

The Company will report its second quarter results on Monday, August 13, 2001 and will hold a live web cast of its Conference Call on Tuesday, August 14, 2001 at 10:00 a.m. EST on www.intertapepolymer.com/report.html.

Intertape Polymer Group Inc. develops, manufactures and markets a wide variety of specialized polyolefin plastic and paper based packaging products and systems for industrial and retail use. The Company is based in Montreal, Quebec and Sarasota, Florida with twenty-six facilities in North America and one European location.

                                                                    Continued...

[LOGO - intertape polymer group]

The business, financial condition, results of operations, cash flows and prospects, and the prevailing market price and performance of the Company's common stock, may be adversely affected by a number of factors, including the matters discussed below. Certain statements and information set forth in this media release as well as other written or oral statements made from time to time by the Company or by our authorized executive officers on our behalf, constitute "forward-looking statements" within the meaning of the United States Federal Private Securities Litigation Reform Act of 1995. The Company intends for its forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the United States Federal Private Securities Litigation Reform Act of 1995, and it sets forth this statement and these risk factors in order to comply with such safe harbor provisions. The reader should note that the Company's forward-looking statements speak only as of the date of this media release or when made and IPG undertakes no duty or obligation to update or revise its forward-looking statements, whether as a result of new information, future events or otherwise. Although Management believes that the expectations, plans, intentions and projections reflected in its forward-looking statements are reasonable, such statements are subject to known and unknown risks, uncertainties and other factors that may cause the Company's actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. The risk, uncertainties and other factors that IPG's stockholders and prospective investors should consider include, but are not limited to, the following: the packaging industry is cyclical and is sensitive to changing economic conditions; the Company is in the midst of an industry and general economic slowdown that could materially adversely impact the Company's business; risks associated with pricing, volume and continued strength of markets where the Company's products are sold; the Company's ability to successfully integrate the operations and information systems of acquired companies with its existing operations, and information system, including risks and uncertainties relating to its ability to achieve projected earnings estimates, achieve administrative and operating cost savings and anticipated synergies; and the effect of competition on the Company's ability to maintain margins on existing or acquired operations.


FOR FURTHER INFORMATION CONTACT:            Melbourne F. Yull
                                            Chairman and Chief Executive Officer
                                            Intertape Polymer Group Inc.
                                            Tel: (514) 731-0731
                                            E-mail: itp$info@intertapeipg.com
                                            Web: www.intertapepolymer.com